

November 24, 2010

Gary S. Raymond
SPAR Group, Inc.
560 White Plains Road
Suite 210
Tarrytown, NY 10591

   Re: **SPAR Group, Inc.**
      Form 10-K/A for the year ended December 31, 2009
      Filed November 19, 2010
      File No. 0-27408

Dear Mr. Raymond:

   We have completed our review of your filing and do not have any further comments at this time.

            Sincerely,

            Jennifer Thompson
            Accounting Branch Chief